SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

AMENDMENT NO. 2

INTERNATIONAL FIGHT LEAGUE, INC.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

45951A101
(CUSIP Number)

July 21, 2008
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)
(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.47% (1)
12.	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based on 79,058,509 shares of Common Stock issued and outstanding as of March 9, 2009, as stated in the Company’s Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on April 15, 2009.

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,000,000
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,000,000
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.47% (1)
12.	TYPE OF REPORTING PERSON: OO

(1) The ownership percentage of the Reporting Person is based on 79,058,509 shares of Common Stock issued and outstanding as of March 9, 2009, as stated in the Company’s Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on April 15, 2009.

Item 1(a).	Name of Issuer.

International Fight League, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

4365 Main Street, #191, Stratford, CT 06614

Item 2(a).	Names of Person Filing.

Midsummer Investment, Ltd. (“Midsummer Investment”)
Midsummer Capital, LLC (“Midsummer Capital”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

As to Midsummer Investment: Midsummer Investment, Ltd c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10017

As to Midsummer Capital: 295 Madison Avenue, 38th Floor New York, NY 10017

Item 2(c).	Citizenship.

As to Midsummer Investment: Bermuda As to Midsummer Capital: New York

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

45951A101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, Midsummer Investment owns a Common Stock Purchase Warrant which is exercisable into 2,000,000 shares of Common Stock (the “Warrant”).  The aggregate number of shares of Common Stock into which such Warrant is exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment does not exceed 4.99% of the total issued and outstanding shares of Common Stock.  Accordingly, as Midsummer Investment does not currently own any other securities of the Company, such Warrant is currently exercisable into 2,000,000 shares of Common Stock.

Midsummer Capital is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 2,000,000 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially owns 2.47% of the Issuer’s issued and outstanding Common Stock (based on 79,058,509 shares of Common Stock issued and outstanding as of March 9, 2009, as stated in the Company’s Form 10-K for the year ended December 31, 2008 and filed with the Securities and Exchange Commission on April 15, 2009).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 2,000,000 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,000,000 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.

2.47%.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2009

MIDSUMMER INVESTMENT, LTD.

By:	MIDSUMMER CAPITAL, LLC, its investment manager

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President

MIDSUMMER CAPITAL, LLC

By:	/s/ Michel A. Amsalem
Name: Michel A. Amsalem
Title: President